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SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2002

Canadian Imperial Bank of Commerce

(Translation of registrant’s name into English)

Commerce Court, Toronto, Ontario, Canada M5L 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

Signatures
Exhibit Index
News Release Dated December 10, 2002

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Robert Waite Robert Waite Senior Vice President, Corporate Communications

/s/ Gregory Tsang Gregory Tsang Vice President, Government Relations & Strategy

Date: December 11, 2002

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated December 11, 2002